Exhibit 21.1

Company Name	Percentage Owned	State/Jurisdiction of Incorporation

Pacific Industry Holding Group Co. Ltd.	100% by SkyPeople Fruit Juice, Inc.	Republic of Vanuatu

SkyPeople Juice Group Co., Ltd.	99.78% by Pacific Industry Holding Group Co. Ltd.	People’s Republic of China

Shaanxi Qiyiwangguo Modern Organic Agriculture Co., Ltd.	91.15% by SkyPeople Juice Group Co., Ltd.	People’s Republic of China

Huludao Wonder Fruit Co., Ltd.	100% by SkyPeople Juice Group Co., Ltd.	People’s Republic of China

Yingkou Trusty Fruits Co., Ltd.	100% by SkyPeople Juice Group Co., Ltd.	People’s Republic of China

Harmony MN Inc	100% by SkyPeople Fruit Juice, Inc.	U.S.A